SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 11, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
CORPORATE TAXPAYERS’ REGISTRY 76.535.764/0001 -43
BOARD OF TRADE 53 3 0000622 - 9
PUBLICLY HELD COMPANY

SUMMONS NOTICE
EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

In compliance with Brasil Telecom Participações S.A.’s request, approved in the Board of Directors Meeting of Brasil Telecom S.A. (“Company”) held on October 10, 2005, the shareholders of the Company are hereby summoned to attend the Extraordinary General Shareholders’ Meeting to be held on November 17, 2005, at 10:30 a.m., at the Company’s headquarters located in the city of Brasília, Federal District, at SIA SUL, ASP, LOTE D, BLOCO B, to deliberate the following Agenda:

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

Replacement of the following effective and alternate members of the Fiscal Council, Messrs. Luiz Otavio Nunes West, Gilberto Braga, Luiz Fernando Cavalcanti Trocoli, Augusto César Calazans Lopes, Raimundo José do Prado Vieira e Genivaldo Almeida Bonfim, who were elected by the vote of Brasil Telecom Participações S.A.

GENERAL INFORMATION:

(i) All power of attorney shall be filed at the Company’s headquarters located in the city of Brasilia, Federal District, at SIA Sul, ASP, Lote D, Bloco B – Diretoria Jurídica, at least 2 (two) business days prior to the date of the Extraordinary General Shareholders’ Meeting.

(ii) Shareholders in possession of shares registered with a custodian agent wishing to participate in the Extraordinary General Shareholders’ Meeting shall offer a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Extraordinary General Shareholders’ Meeting.

Brasília, October 11, 2005

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer